EXHIBIT 99.2
Telkom SA Limited
(Registration number 1991/005476/06)
JSE and NYSE Share code TKG    ISIN ZAE000044897
(“Telkom” or “company”)
TELKOM — APPOINTMENT OF DIRECTOR
In compliance with paragraph 3.59(a) of the Listings Requirements of the JSE Limited, Telkom is pleased to announce the appointment of Mr Peter Nelson as Chief Financial Officer and director of the company with effect from 8 December 2008.
Pretoria
10 November 2008
Sponsor
UBS Securities South Africa (Pty) Limited